UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street
Cheung Sha Wan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On June 1, 2025, Wellchange Holding Company Limited (the “Company”) adopted an equity incentive plan (the “2025 Equity Incentive Plan”). The maximum aggregate number of ordinary shares authorized for issuance under the 2025 Equity Incentive Plan was 7,000,000. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2025 Equity Incentive Plan of Wellchange Holdings Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 5, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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